ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT ("Agreement") dated August 31, 2017 ("Effective Date"), is between SPYR, Inc., a Nevada corporation ("SPYR") and SPYR APPS, LLC, a Nevada limited liability company ("SPYR APPS"), each with a principal address of 4643 S. Ulster Street, Suite 1510, Denver, CO 80237, USA (collectively "Purchaser") and Lars Koschin ("LKoschin"), Bjoern Koschin ("BKoschin"), Spectacle Games Publishing, Inc., a California Corporation ("Spectacle"), MMOJoe UG, a German limited liability company ("MMOJoe UG") and MMOJoe Inc., a Nevada limited liability company ("MMOJoe USA") (MMOJoe USA may also be referred to herein as the "Seller" and LKoschin, BKoschin, Spectacle, MMOJoe UG and MMOJoe USA are collectively referred to as the "MMOJoe Parties").

RECITALS

A. On April 25, 2016 SPYR APPS and Spectacle entered into that certain Amended and Restated Binding Term Sheet For the Continued Development, Publishing and Marketing of Pocket Starships, which was further amended by a First Amendment dated May 12, 2016, by a Second Amendment dated August 11, 2016 and by a Third Amendment dated October 24, 2016. The Amended and Restated Binding Term Sheet and the three Amendments are collectively referred to as the "Publishing Agreement" and true and correct copies of each are attached hereto collectively as "Exhibit A."

B. On June 25, 2016, all of the Parties entered into that certain Purchase Option Agreement (the "Option Agreement") under which Purchaser was granted an option to purchase all of the "Assets," as defined in Section 10 of the Option Agreement, in exchange for, in part, the "SPYR Option Consideration," as defined in Section 12 of the Option Agreement. The Option Agreement is attached hereto as "Exhibit B." For purposes of this Agreement, the "Assets" shall include all of the Assets defined in the Option Agreement as well as a non-exclusive license to all of the same assets related to the game currently in development and known as "Pocket Starships: Battlegrounds" and for a period of six (6) months following soft launch, upon reimbursement by SPYR of out of pocket development costs, an exclusive license thereto.

C. MMOJoe UG is the current owner of the Assets and will transfer the Assets to Seller prior to the Closing Date.

D. Since the execution of the Publishing Agreement and the Option Agreement, SPYR APPS has funded the continued development of Pocket Starships and has expended significant time and resources in supporting, publishing and marketing the game. The parties acknowledge and agree that the terms of the Option Agreement related to the consideration Purchaser would pay to acquire the Assets is no longer fair and reasonable given the investment SPYR APPS has made in Pocket Starships under the Publishing Agreement and the performance of the game.

E. Purchaser desires to purchase the Assets and the MMOJoe Parties desire to sell to Purchaser the Assets on the terms set forth herein and, as a result to terminate the Publishing Agreement and the Option Agreement in accordance with terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals, which are incorporated and made a part hereof by this reference, and the mutual promises and respective obligations of the parties as set forth in this Agreement, the parties agree as follows:

ARTICLE I. TERMINATION OF PUBLISHING AGREEMENT AND OPTION AGREEMENT

1.1 The Publishing Agreement and the Option Agreement are hereby terminated and are of no further effect except as otherwise set forth herein.

ARTICLE II. SALE OF ASSETS

2.1 Assets to be Sold. Upon the terms and conditions set forth in this Agreement, at the Closing (as defined in Section 2.5 below), Seller shall sell to Purchaser, and Purchaser shall buy from Seller, the Assets. Upon execution of this Agreement, the MMOJoe Parties shall provide to Purchaser full and complete access to all accounts related to channels and portals through which Pocket Starships is distributed, including but not limited to the Apple App Store, the Google Play Store, the Amazon App Store, Facebook, Facebook Gameroom, www.pocketstarships.com and any and all other websites and web portals related to Pocket Starships.

2.2 No Assumption of Liabilities. Purchaser will assume no liabilities or obligations of Seller except for the outstanding third-party invoices for work performed by iLogos and by parties related to the Star Trek Borg Invasion, which iLogos invoices total approximately US $150,000 (to be paid at US $25,000 per month for 3 months beginning in November 2017 and one payment of US $75,000 in February 2018), other iLogos transitional invoices, currently estimated to be $15,000 and 3rd party outsourced art work in the amount of $5,070 payable in September, all of which invoices must be provided to Purchaser prior to the Closing Date. Purchaser will assume all agreements with third-parties that involve a revenue share.

2.3 Purchase Price and Payment. As consideration for the sale of the Assets and other commitments of Seller set forth in this Agreement, Purchaser shall issue to Seller eight million (8,000,000) shares of SPYR's restricted common stock. As additional consideration, Purchaser shall grant to Seller an option to purchase up to 8,000,000 shares of SPYR's restricted common stock at a price of $.50 per share, expiring on August 31, 2020. Further, the parties acknowledge that the SPYR Option Consideration under the Option Agreement will vest as of the date the Assets are transferred to Seller by MMOJoe UG, and all such options remain in effect in accordance with the terms of the Option Agreement.

2.4 Restrictions on Stock. All stock issued or purchased pursuant to this Agreement will bear a Rule 144 restrictive legend and be subject to a gating provision that allows for the sale of no more than 25,000 shares per day for every one million shares traded. If the daily trading volume exceeds one million shares, then an additional 25,000 shares may be sold. For example, and not by way of limitation, if 1.2 million shares are traded on a given day, then fifty thousand shares are eligible for sale; 25,000 for the first one million shares, and 25,000 shares for any trading volume in excess on one million shares per day. If, upon inspection, the gating provision is violated, then SPYR shall receive the proceeds from the period that the violation occurred.

2.5 Closing. The purchase and sale ("Closing") shall take place electronically on or before September 15, 2017 ("Closing Date"), unless extended by the parties in writing, and subject to Seller first having satisfied the express conditions precedent set forth in Section 2.6 and further subject to Spectacle and SPYR APPS having entered into a Development Services Agreement ("DSA") to cover the continued development of Pocket Starships, , employee overhead costs, at a cost of not more than US $30,000 per month and having a term of at least six (6) months from the Closing Date. All actions taken at Closing are deemed to have taken place simultaneously. The DSA shall additionally provide for Purchaser to be

responsible for (i) the salaries of Joffrey Luchez and Antoine Heil, leased employees and rent for the Berlin office, in a total amount of not more than US $15,000 per month; (ii) for payment in October of the US $15,000 due to Ralf Adam and Vera Frisch for services rendered; (iii) continued development of Pocket Starships by iLogos up to US $20,000 per month beginning in October 2017; and (iv) payment of amounts due for previous work on Borg Equipment and Ships in the amount of US $34,000 in December 2017 and US $30,000 in January 2018. The DSA shall also recognize that the monthly operational costs may increase as launched games scale.

2.6 Closing Deliverables. As express conditions precedent to Purchaser's obligations to Seller under this Agreement, Seller shall deliver the following items to Purchaser at least three (3) U.S. business days prior to Closing:

2.6.1 all of the Assets purchased, including those described in Section 2.1, or in the case of intangible assets, such instruments as are necessary or desirable to document and transfer title to such Assets from Seller to Purchaser; *provided, however,* that all software and electronic files included in the Assets shall be delivered to Purchaser by electronic means;

2.6.2 such other bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and assignment, reasonably satisfactory in form to Purchaser and its counsel, as shall be necessary to consummate the transfer and sale of the Assets provided for in this Agreement and to assure Purchaser of ownership and enjoyment of the Assets;

2.6.3 Satisfactory evidence that all of the Assets were conveyed to the Seller prior to the Closing Date, including but not limited to a Bill of Sale.

2.6.4 Copies of all outstanding invoices for which Purchaser will be assuming direct payment pursuant to Section 2.2 above.

2.6.5 Copies of all agreements with third-parties who have a revenue share in Pocket Starships.

2.6.6 such other documents or instruments as Purchaser may reasonably request of Seller to carry out the intent of this Agreement.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE MMOJOE PARTIES

The MMOJoe Parties represent and warrant to Purchaser as follows:

3.1 Organization; Power and Authority. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Nevada and duly qualified to do business in all jurisdictions in which the failure to qualify would have a Material Adverse Effect. For purposes of this Article III, Material Adverse Effect means: (a) a material impact upon the Assets (financial in an amount equal to or greater than US$100,000 or otherwise); (b) a material impairment of the ability of Seller to perform its obligations under this Agreement; or (c) a material impairment of the ability of Seller to perform or enforce its obligations or rights, respectively, with respect to any third party. Seller has all corporate power and authority necessary to engage in the business in which it is presently engaged and to own, lease and operate its properties as now owned, leased and operated. Seller and the other MMOJoe Parties have all corporate power and authority necessary to enter into this Agreement and perform their obligations under this Agreement.

3.2 Trade Secret Representations. The MMOJoe Parties, to the best of their knowledge, have taken all reasonable steps in accordance with normal industry practice to protect all rights in confidential information and proprietary information, including without limitation any idea, formula, algorithm, design, pattern, compilation, program, specification, data, device, method, technique, process or other know-how as well as any other financial, marketing, customer, pricing and cost information related to the Business, that: (1) derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use; and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (collectively, "Trade Secrets").

3.3 Taxes. The MMOJoe Parties have filed all federal, state, local and other tax returns which they have been required to file which relate to or might in any way affect the Assets. Each such return is true and accurate in all material respects. The MMOJoe Parties have timely paid all taxes due with respect to the taxable periods covered by such tax returns and all other taxes (whether or not shown on any tax return).

3.4 Effectiveness. This Agreement has been duly executed and delivered by the MMOJoe Parties and is binding upon and enforceable against the MMOJoe Parties in accordance with its terms.

3.5 Legal Proceedings. There is no legal, administrative, arbitration or other proceeding pending to which any of the MMOJoe Parties is a party, known by any of the MMOJoe Parties to be threatened, or not yet threatened but known by any of the MMOJoe Parties to be capable of assertion (and which, if asserted, could have an adverse impact on the Assets), nor is any of the MMOJoe Parties subject to any outstanding judgment, order or decree of any court or administrative agency and there has been no action, suit or proceeding instituted before a court or governmental body, or instituted or threatened by any governmental agency or body: (a) to restrain or prevent the carrying out of the transactions contemplated by this Agreement; or (b) in which the plaintiff claims a lien, security interest or any other interest in the Assets. Seller represents that no action whatsoever has been taken for the winding-up of Seller nor has any person threatened to take any action, or convene a meeting of Seller to consider any action, for the winding-up of Seller. There are no governmental investigations pending against the MMOJoe Parties or the Assets.

3.6 Compliance.

3.6.1 The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not violate Seller's Articles of Organization or Bylaws amended to the date of this Agreement.

3.6.2 The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not require any consent, approval or notice under, conflict with, result in the breach of any of the terms or conditions of, or constitute a default under or violate any agreement or other document or undertaking, oral or written, to which Seller is a party or by which it is bound or by which it or any of the Assets or any of its other assets may be affected.

3.6.3 The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not require any consent, approval, filing or notice under, or

violate any statute, ordinance, rule, regulation, or order of any court, administrative agency, or governmental body.

3.7 No Third Party Rights. The MMOJoe Parties have not granted any third party any rights to, dispose of, sell, exchange, transfer or destroy any of the Assets under this Agreement.

3.8 Disclosure. None of the representations or warranties of the MMOJoe Parties contained in this Agreement contain or will contain any untrue statement or omit a fact necessary in order to make the statements contained in this Agreement not misleading. The MMOJoe Parties do not have knowledge of any facts related to the Assets, which are or will be materially adverse to the Assets, other than the facts disclosed pursuant to this Agreement.

3.9 Required Assets. The Assets include all items necessary and advisable to operate and distribute Pocket Starships and all websites, game store and portal accounts.

3.10 No Dealers, Agents or Other Distributors. The MMOJoe Parties have not granted any third party, and no third party has otherwise obtained, the right to sublicense, distribute, promote, market, sell, modify or create derivative works of any of the Assets or take any action on the MMOJOe Parties' behalf concerning the Assets.

3.11 Ownership; Sufficiency of Assets. Seller owns or all rights of ownership and use, free and clear of encumbrances all of the Assets and associated documentation. The MMOJoe Parties represent that no third party, including any current or former employees or contractors, has claimed ownership or rights of use of any of the Assets.

3.12 No Infringement by Seller. The MMOJoe Parties warrant that the Assets (including without limitation unregistered copyrights), do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any intellectual property of any third party.

3.13 No Infringement by Third Parties. The MMOJoe Parties warrant that, to the best of its knowledge, no third party is misappropriating, infringing, diluting or violating any IP Assets (as defined in Section 10 of the Option Agreement) owned or exclusively licensed by Seller, and no claims for any of the foregoing have been brought against any third party by any of the MMOJoe Parties. The MMOJoe Parties have taken reasonable steps in accordance with normal industry practice for a company with revenue less than $10 million per year to protect the IP Assets, including without limitation unregistered copyrights.

3.14 Development or Acquisition of Assets. The Assets owned by Seller were: (i) developed by employees of Seller or one of the other MMOJoe Parties within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to Seller pursuant to written agreements; or (iii) otherwise acquired by Seller from a third party who assigned all Intellectual Property rights in the IP Assets to Seller, and all of the foregoing have expressly waived any moral rights or similar equitable rights they may have in their assigned work product.

3.15 Harmful Code. The MMOJoe Parties have not intentionally incorporated any disabling device or mechanism in the Assets and the Assets are free of all malware and other material known to be

contaminants, and do not contain any bugs, errors or problems that would substantially disrupt its operation or have a substantial adverse impact on the operation of the Assets.

3.16 Liabilities to Third Parties. The MMOJoe Parties do not have any outstanding liabilities, pledges or encumbrances to third parties related to the Assets with the exception of the outstanding invoices referenced in Section 2.2 above.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the MMOJoe Parties as follows:

4.1 Organization. Purchaser is a corporation and its subsidiary, both duly organized and validly existing under the laws of the State of Nevada, and both have all corporate power and authority necessary to engage in the business in which they are presently engaged.

4.2 Effectiveness. This Agreement has been duly executed and delivered by Purchaser and is binding upon and enforceable against Purchaser in accordance with its terms, subject, as to the enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, and other laws affecting the rights of creditors generally. The execution, delivery and performance of this Agreement by Purchaser has been duly and effectively authorized by all necessary corporate action.

4.3 Compliance. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not:

4.3.1 Violate Purchaser's Articles of Incorporation or Bylaws, in each case as amended to the date hereof;

4.3.2 Result in the breach of any of the terms or conditions of, or constitute a default under or violate, as the case may be, any agreement or other document or undertaking, oral or written, to which Purchaser is a party or by which it is bound or by which it or any of its properties or assets may be affected; or

4.3.3 Violate any statute, ordinance, rule, regulations, or order of any court, administrative agency, or governmental body.

ARTICLE V. COVENANTS

5.1 Conduct of Seller Business. Except as authorized or permitted by this Agreement, from the Effective Date, Seller will conduct its business and operations according to its ordinary and usual course of business and materially consistent with past practices until Closing. Without limiting the generality of the foregoing, and, except as expressly contemplated in this Agreement, from the Effective Date until the Closing Date, without the prior written consent of Purchaser, Seller will not:

5.1.1 Enter into any material contract, agreement, arrangement or other understanding related to the Assets with any customer or other third party;

5.1.2 Take or fail to take any other action that would be reasonably expected to cause any of the representations and warranties contained in this Agreement to be untrue in any material respect; or

5.2 Access to Information. Upon request, Seller shall promptly: (a) give Purchaser and its authorized representatives copies of all books and records related to the Assets; (b) permit Purchaser to make such inspections thereof as Purchaser may reasonably request, and (c) cause its officers and advisors to furnish Purchaser with such financial, technical and operating data and other information with respect to the Assets as Purchaser may request.

5.3 Notification of Certain Matters. Seller shall give prompt notice in writing to Purchaser if any of the following occur prior to Closing: (a) the occurrence of any event which has resulted, or may result, in a Material Adverse Effect, as defined in Section 3.1 of this Agreement, that could result in the failure to satisfy any condition specified in this Agreement; or (b) any written notice or other written communication from any third person alleging that the consent of such third person is or may be required in connection with the transactions contemplated by this Agreement (collectively, "Supplemental Information"). Purchaser shall be deemed to have waived its rights to seek indemnification under Article VIII hereof with respect to a breach of a representation or warranty by the Company to the extent such breach arises from a circumstance or event occurring in its entirety after the date hereof ("Subsequent Event") that is described in such Supplemental Information if the Purchaser elects nevertheless to consummate the transactions contemplated by this Agreement notwithstanding such Subsequent Event.

5.4 Cooperation on Tax Matters. Purchaser and the MMOJoe Parties shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of tax returns and any audit, litigation or other proceeding with respect to taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement.

ARTICLE VI. CONDITIONS TO CLOSING BY PURCHASER

6.1 The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Purchaser's waiver, at or prior to the Closing of each of the following conditions:

6.1.1 Each of the representations and warranties made by the MMOJoe Parties contained in this Agreement shall be materially true as of the Closing, except for changes permitted or authorized by this Agreement and except to the extent that any representation or warranty is made as of a specified date, in which case, such representation and warranty shall be true as of such date.

6.1.2 Each of the obligations of the MMOJoe Parties required by this Agreement to be performed by it at or prior to the Closing shall have been materially performed and complied with as of the Closing.

6.1.3 Each document required by Section 2.6 to be delivered by Seller shall have been delivered.

6.1.4 At the Closing, Purchaser shall have received a certificate, dated as of the Closing Date and duly executed by Seller, to the effect that the conditions set forth in the preceding three paragraphs have been satisfied and that complete sets of all the deliverables described in Section 2.6 have been delivered to Purchaser.

6.1.5 Compliance with Laws. Seller has complied with local laws and regulations related to board of director resolutions, shareholder resolutions and consents, as required to consummate the transactions contemplated in this Agreement.

6.1.6 Absence of Litigation. No order, stay, injunction or decree of any court of competent jurisdiction or of an arbitrator shall have been issued and be in effect restraining or prohibiting the consummation of the transactions contemplated in this Agreement. No action, suit or proceeding before any court or any governmental or regulatory entity shall be pending (or threatened by any governmental or regulatory entity), and no investigation by any governmental or regulatory entity shall have been commenced (and be pending) seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement.

6.1.7 No Material Adverse Effect. No event shall have occurred with respect to Seller, its business or properties that is reasonably expected to have a Material Adverse Effect as defined in Section 3.1 of this Agreement.

ARTICLE VII. CONDITIONS TO CLOSING BY SELLER

7.1 The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller's waiver, at or prior to the Closing, of each of the following conditions:

7.1.1 Each of the representations and warranties made by Purchaser contained in this Agreement shall be true as of the Closing, except for changes permitted or authorized by this Agreement and except to the extent that any representation and warranty is made as of a specified date, in which case, such representation and warranty shall be true as of that date.

7.1.2 Each of the obligations of Purchaser required by this Agreement to be performed at or prior to the Closing shall have been duly performed and complied with as of the Closing.

7.1.3 Absence of Litigation. No order, stay, injunction or decree of any court of competent jurisdiction or of an arbitrator shall have been issued and be in effect restraining or prohibiting the consummation of the transactions contemplated in this Agreement. No action, suit or proceeding before any court or any governmental or regulatory entity shall be pending (or threatened by any governmental or regulatory entity), and no investigation by any governmental or regulatory entity shall have been commenced (and

be pending) seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by this Agreement.

ARTICLE VIII. TERMINATION AND ABANDONMENT

8.1 Termination. This Agreement may not be terminated at any time prior to Closing except by:

8.1.1 Mutual written consent of the MMOJoe Parties and Purchaser;

8.1.2 Purchaser, if there has been a breach by any of the MMOJoe Parties of a representation or warranty contained in this Agreement or failure by any of the MMOJoe Parties to perform any covenant or condition to closing the transactions contemplated under this Agreement and such breach or failure has not been waived by Purchaser or cured prior to Closing; or

8.1.3 The MMOJoe Parties, if there has been a breach by Purchaser of a representation or warranty contained in this agreement or failure by Purchaser to perform any covenant or condition to closing the transactions contemplated under this Agreement and such breach or failure has not been waived by Seller or cured by Purchaser prior to Closing.

8.2 Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the contemplated transactions by any or all of the parties pursuant to Section 8.1, written notice shall promptly be given by the terminating party to the other party and, in such event, this Agreement shall terminate and the contemplated transactions shall be abandoned, without further action by any of the parties; provided, however, that the foregoing shall not be construed to deprive any party of any remedy under this Agreement or at law if this Agreement is terminated in violation of this Agreement or if it is terminated pursuant to Sections 8.1.3 or 8.1.4. In the event of a termination the Publishing Agreement and the Option Agreement shall remain in full force and effect.

ARTICLE IX. POST CLOSING CLAIMS

9.1 Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements of the MMOJoe Parties made in this Agreement, or in any schedule to this Agreement, and the liabilities of the MMOJoe Parties for the breach or inaccuracy of any such representation, warranty or promise shall survive the Closing for a period of two years from the Closing Date.

9.2 Indemnification.

9.2.1 The MMOJoe Parties shall indemnify and hold harmless Purchaser from and against losses, damages, liabilities and claims arising out of, based upon or resulting from: (i) any inaccuracy of any representation or warranty of the MMOJoe Parties which is contained in this Agreement; or (ii) any breach or non-fulfillment by the MMO Joe Parties of any covenants, agreements or other obligations contained in this Agreement.

ARTICLE X. MISCELLANEOUS

10.1 Amendment of Agreement. This Agreement may be amended or modified, and its terms, covenants or conditions may be waived, only by written agreement of the parties, or, in the case of a waiver, by a writing executed by the party waiving compliance.

10.2 Taxes. Seller is responsible for all income or capital gains taxes that may be due as a direct result of this Agreement or in connection with payments made by Purchaser under this Agreement. All other taxes assessed against or incurred by Seller in connection with this Agreement shall be borne by Seller and all other taxes assessed against or incurred by Purchaser in connection with this Agreement shall be borne by Purchaser.

10.3 Fees and Expenses. All fees and expenses incurred by the MMOJoe Parties in connection with this Agreement shall be borne by the MMOJoe Parties and all fees and expenses incurred by Purchaser in connection with this Agreement shall be borne by Purchaser.

10.4 Notices. Any notices or communication given pursuant to this Agreement by a party to the other party shall be in writing and delivered, upon receipt if sent by email or if mailed by international courier service, postage prepaid (mailed notices shall be deemed given when received), as follows:

If to Purchaser:
SPYR, Inc. and
SPYR APPS, LLC
4643 S. Ulster St., Suite 1510
Denver, CO 80237
Attn: James R. Thompson
jthompson@spyr.com

If to the MMOJoe Parties:
Lars Koschin
Pintschstr. 13
10249 Berlin, Germany
lkoschin@spectaclegames.com

or to the attention of such other persons at such other addresses as may have been furnished by a party to the other party in writing.

10.5 Governing Law. This Agreement shall be construed in accordance with the laws of Colorado, exclusive of conflicts of law provisions. All disputes arising out of or in connection to this Agreement shall be submitted to the exclusive jurisdiction of the courts in Denver, Colorado, USA and the parties agree that such courts shall have personal jurisdiction over the parties and that venue is proper in such courts.

10.6 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.7 Integration. The terms set forth in this Agreement are intended by the parties as a final, complete and exclusive expression of the terms of their agreement and may not be contradicted, explained or supplemented by evidence of any prior written or oral agreement, representation or warranty or any consistent additional terms. The schedules and exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

10.8 Headings. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

10.9 Further Assurances. The MMOJoe Parties shall make available to Purchaser any records, documents and data retained by the MMOJoe Parties and Purchaser shall make available to the MMOJoe Parties any documents and data necessary to complete the transactions contemplated by this Agreement. Both parties shall execute, deliver and acknowledge all instruments of transfer and conveyance and do and perform all such other acts and things as either party may reasonably require more completely to consummate the transactions contemplated by this Agreement.

10.10 Assignment. This Agreement may not be assigned by the parties absent written consent of the other parties.

10.11 Severability. If any term of this Agreement or its application in any circumstance is held invalid or unenforceable, the invalidity or unenforceability will not affect any other terms of this Agreement which can be given effect without the invalid or unenforceable term nor the applicability of that term in any other circumstance.

10.12 Representation by Counsel. The parties understand, represent and warrant that each enters into this Agreement having voluntarily consulted with their own independent legal counsel, and that each party has read, fully understands and voluntarily accepts the terms.

[THIS SPACE INTENTIONALLY BLANK; SIGNATURE PAGE FOLLOWS]

The parties have duly executed and delivered this Agreement as of the day and year first above written.

SPYR APPS, LLC

By: ______________________________
James R. Thompson, Manager

Date: August 31, 2017

SPECTACLE GAMES PUBLISHING, INC.

By: ______________________________
Lars Koschin, CEO & President

Date: August 31, 2017

SPYR, INC.

By: ______________________________
James R. Thompson, CEO & President

Date: August 31, 2017

MMOJoe UG

By: ______________________________
Lars Koschin, GM

Date: August 31, 2017

MMOJoe USA

By: ______________________________
Lars Koschin, Sole Member

Date: August 31, 2017

BJOERN KOSCHIN

By: ______________________________
Bjoern Koschin, Individually

Date: August 31, 2017

LARS KOSCHIN

By: ______________________________
Lars Koschin, Individually

Date: August 31, 2017

EXHIBIT A

AMENDED AND RESTATED BINDING TERM SHEET FOR THE CONTINUED DEVELOPMENT, PUBLICATION AND MARKETING OF POCKET STARSHIPS

This binding term sheet ("Agreement") is entered into as of the 25th day of April, 2016 and effective retroactively to December, 17, 2015 (the "Effective Date"), by and between SPYR APPS, LLC, a Nevada limited liability company ("SPYR APPS") and Spectacle Games Publishing, Inc., a California Corporation ("Spectacle"); and pending execution of a more formal contract between the parties as more particularly described below, this Agreement shall serve as the parties' agreement for the continued development, publication and marketing of the cross-platform (web, android, IOS and Amazon (Kindle), etc.) game commonly known and referred to as "Pocket Starships," which game was developed by Spectacle. This Agreement amends and restates in its entirety the prior agreement between the parties dated December 17, 2015, which prior agreement will be of no further force or effect upon mutual execution of this Agreement.

Game Development and Support

- Spectacle will continue the development of Pocket Starships, including but not limited to fixing bugs that currently exist within the game and continuing the development of consistent and reasonable new content and updates for the game.
- The parties will coordinate moving Pocket Starships to SPYR APPS' Google Play Store, IOS App Store and Amazon App Store Accounts and will coordinate changing all accounts through which revenue is collected and assigning all current revenue sharing agreements to SPYR APPS. Spectacle will be provided with developer access to all accounts, channels and portals that will allow for updates, maintenance, etc.
- Spectacle will provide SPYR APPS with access to all analytics software and services used to determine metrics, benchmarks and KPIs for Pocket Starships.
- Spectacle will ensure that all SDKs requested by SPYR APPS will be added in a reasonable time to Pocket Starships.
- Spectacle (with reasonable assistance from SPYR APPS with respect to customer support and community support) will be responsible for maintenance and support of Pocket Starships, including all bug fixes, updates, customer service issues and other technical and operational support.
- Spectacle will host Pocket Starships for purposes of distribution, publication and operation.
- Beginning May 1, 2016, Spectacle will accelerate the further development of Pocket Starships in order to meet or exceed the projections attached hereto as "Exhibit A" (the "Projections") and consistent with the assumptions attached hereto as "Exhibit B" (the "Assumptions") and the further development of Pocket Starships as outlined therein.

Payments to Spectacle

- SPYR APPS will provide to Spectacle a recoupable advance payment in the amount of USD $50,000.00 (fifty thousand US dollars) upon execution of this Agreement (the "Advance Payment"). Spectacle acknowledges prior receipt of the Advance Payment and that SPYR APPS has satisfied its obligation in that regard.
- SPYR APPS will further provide to Spectacle monthly payments as specified in the Projections (the "Monthly Payments"), which payments shall be used to cover the expenses related to the development and support described above. Each Monthly Payment shall be made to Spectacle

on the 1st day of each month, beginning January 1, 2016 or the next business day if the first day of the month falls on a holiday or weekend. Spectacle acknowledges prior receipt of the Monthly Payments for the months of January through April, 2016, and that SPYR APPS has satisfied its obligation in that regard for such period.

- The Advance Payment and the entirety of the Monthly Payments, will be recoupable by SPYR APPS from the revenue generated from Pocket Starships after the Effective Date.

Marketing

- SPYR APPS will provide appropriate marketing dollars consistent with the Projections and based on SPYR APPS' reasonable discretion determined by analysis of KPIs and Metrics during the term for the purpose of marketing and user acquisition ("Marketing Budget"). SPYR APPS shall take input from Spectacle into account in determining the Marketing Budget.
- The parties may agree upon the terms of and enter into any tri-party promotional or marketing agreements within the above Marketing Budget for the purpose of marketing Pocket Starships.
- SPYR APPS will provide its UA and marketing resources to Spectacle during the term of the Agreement as well as Community resources and Player Support resources as needed.
- SPYR APPS will use its best efforts and staff to coordinate the successful marketing of Pocket Starships. Both parties will use their best efforts to get Pocket Starships featured in the iOS App Store, the Google Play Store and in other appropriate locations.
- SPYR APPS will reach out to traditional and games press for purposes of promotion, press releases and interviews for the Spectacle team. The Spectacle team shall make themselves available in a reasonable time for promotion, interviews and any public appearances regarding the promotion of Pocket Starships.
- Pocket Starships will be co-branded as published by SPYR APPS and developed by Spectacle, with each party having reasonably equal prominence in such co-branding.

Revenue Share

- "Net Revenue" means gross revenue collected by either party from the publishing and distribution of Pocket Starships in any channel, portal, or medium less: (i) applicable taxes that are required to be collected, withheld or paid with respect to such gross revenue, including but not limited to VAT (except taxes on net income); and (ii) any returns, discounts, revenue sharing agreements charge-backs or reversals with respect to the Pocket Starships.
- SPYR APPS will retain 100% of all Net Revenue received from Pocket Starships until it has recouped the Advance Payment and the Monthly Payments. If net revenue in any month is not sufficient to cover the Monthly Payment paid by SPYR APPS during that month, any shortage shall carry over into the next month.
- After recoupment of the Advance Payment and the Monthly Payments by SPYR APPS, each party will be entitled to 50% of all Net Revenue received from Pocket Starships.
- The intent of the Agreement is for SPYR APPS to collect all revenue from the game and to distribute all of Spectacle's revenue share to Spectacle. In that regard, the parties agree to fully cooperate and take all reasonable steps in a reasonable time to assign any current revenue sharing agreements to SPYR APPS and to change the payee on any accounts related to Pocket Starships to SPYR APPS; however, if that is not possible because of a non-cooperation of the 3rd party involved, Spectacle will transfer the monthly amount to a bank account named by SPYR APPS.
- Revenue share will be reported and paid once a month.

Term and Termination

- The Agreement shall remain in effect for a term that is five years from the Effective Date (the "Term").
- If, after the first year of the Term, SPYR APPS determines in its sole discretion, based on the Marketing Budget spent and the revenue generated, that Pocket Starships is unlikely to become profitable for SPYR APPS, SPYR APPS may unilaterally elect to terminate this Agreement by providing written notice to Spectacle no later than thirty (30) days after the day that is one year from the Effective Date. In addition, starting one year and six months after the Effective Date and each six months thereafter (each a "6 Month Evaluation Date"), if SPYR APPS did not break even during the six-month period prior to each 6 Month Evaluation Date, then SPYR APPS may unilaterally elect to terminate this agreement by providing written notice to Spectacle no later than thirty (30) days after the relevant 6 Month Evaluation Date. In the event of a termination of the agreement, all accounts, partnerships and agreements shall be returned to their status as of the date of the agreement.
- Either party may terminate this Agreement in the event of a material breach by the other party that remains uncured after receipt of thirty (30) days written notice and opportunity to cure. In the event a cure cannot be accomplished within the thirty (30) day notice period, there can be no termination so long as the breaching party is diligently prosecuting a cure.

Payment

- SPYR APPS will make all payments due to Spectacle under this Agreement in U.S. Dollars by wire transfer or ACH transfer into Spectacle's bank account specified below or such other bank account of Spectacle as may be specified by Spectacle and documented in a supplementary agreement in writing. SPYR APPS will bear any wire transfer or ACH fees charged by the transferring bank, and Spectacle will bear any wire transfer or ACH fees charged by the receiving bank.

  Spectacle's bank account information:
  Bank of America
  ACC: 325017332860
  Routing code: 121000358
  Spectacle Games Publishing Inc.

  Spectacle will make all payments due to SPYR APPS under this Agreement in U.S. Dollars by wire transfer or ACH transfer into SPYR APPS' bank account specified by SPYR APPS or such other bank account of SPYR APPS as may be specified by SPYR APPS and documented in a supplementary agreement in writing. Spectacle will bear any wire transfer or ACH fees charged by the transferring bank, and SPYR APPS will bear any wire transfer or ACH fees charged by the receiving bank.

Additional Terms

- SPYR APPS will have a right of first refusal on reasonable terms with respect to the publishing of any Pocket Starships sequel, prequel, reskinned or other games developed by Spectacle using Spectacle's proprietary platform/engine or other platform.

- Spectacle represents and warrants that it has all right, title and interest in and to all IP related to Pocket Starships, including but not limited to all code and the soundtrack and that no third parties are entitled to any ownership interests or royalties in such IP. Spectacle shall retain all ownership of IP related to Pocket Starships, including soundtrack, but shall grant SPYR APPS an exclusive

global license to use the IP as necessary by the terms of the parties' agreement. Spectacle shall indemnify, defend and hold harmless SPYR APPS from and against any claims or damages resulting from any breach of Spectacle's representations made under this provision and from any claims for any revenue or royalties owed to any third parties related to any IP.

- During the Term, if a third party is engaged to sell any ancillary products related to Pocket Starships, the parties shall share all net revenues generated by the sale of ancillary products 50/50.

- **Confidentiality.** "Confidential Information" means any and all information (in any form or format) disclosed by or on behalf of one party to the other which under the circumstances surrounding disclosure ought to be treated as confidential by the receiving Party, and includes, without limitation, any and all: (a) business plans, financial reports, financial data, employee data, customer lists, forecasts, strategies, and all other business information; (b) manufacturing or other technical or scientific know-how, specifications, technical drawings, drawings, artwork, music, diagrams, schematics, technology, processes, and any other trade secrets, discoveries, ideas, concepts, know-how, techniques, materials, formulae, compositions, information, data, results, plans, surveys and/or reports of a technical nature; and (c) software programs (including all forms of code), software documentation, software development kits, and formulae related to the current, future and proposed products and services. Provided however, that Confidential Information shall not include any information, regardless of whether or not it is marked as confidential, which: (a) was in the public domain at the time it was communicated to the recipient by the other party, or entered the public domain subsequent to the time it was communicated to the recipient by the other party through no fault of the recipient, provided however that where any part of such Confidential Information is in the public domain, but a compilation of information which includes such part is not in the public domain, then such compilation shall be treated as Confidential Information hereunder; (b) can be shown through written materials that it was in the recipient's possession free of any obligation of confidence at the time it was communicated to the recipient by the other party; (c) was rightfully communicated to the recipient free of any obligation of confidence subsequent to the time it was communicated to the recipient by the other party; (d) can be shown through written materials that it was developed by employees or agents of the recipient independently of and without reference to any Confidential Information communicated to the recipient by the other party; or (e) is required by law, regulation or valid order of a court or other governmental body to be disclosed; provided that recipient shall notify the disclosing party of such mandated disclosure to permit the disclosing party to seek an appropriate protective order.

- Each party agrees to, and will hold in confidence (both during and following the expiration or termination of this Agreement), all Confidential Information of the other party disclosed to it by the other party. Each party agrees that, except with the disclosing party's prior written permission or in furtherance of the receiving party's performance of the services or exercise of its rights granted hereunder, the receiving party will not, directly or indirectly, use, disclose, reproduce, distribute, reverse engineer, or otherwise misappropriate any Confidential Information of the disclosing party, in whole or in part, and will take no action that may cause, or fail to take any action necessary to prevent causing, any Confidential Information of the disclosing party to lose its character as Confidential Information. The receiving party's protective measures will include the highest degree of care that it utilizes to protect its own trade secrets and confidential information of a similar nature, which will be no less than reasonable care. Confidential Information of the parties includes the terms and conditions of this Agreement.

- Exclusions. Notwithstanding the foregoing obligations, the receiving party may disclose Confidential Information (a) only as is necessary pursuant to a court order, subpoena or other legal process, provided that prior to any such disclosure, the receiving party will use best efforts to provide the other party with a true and complete copy of such court order, subpoena or other legal process, within two (2) business days following receipt thereof by the receiving party and in the event the receiving party is unable to provide prior notice, the receiving party will provide notice to the other party as soon as possible after such disclosure; or (b) to employees or agents under the control of the receiving party who have a need to access such information in connection with performing services under this Agreement and who have, as a condition of employment with the receiving party signed a non-disclosure agreement or with whom the receiving party, by operation of law, has a relationship requiring non-disclosure (e.g., legal or financial advisors).

- Spectacle acknowledges its understanding of the legal prohibitions against insider trading, and agrees that it will not use any confidential information to gain any advantage or benefit in the trading in the stock of SPYR APPS' parent, SPYR, Inc. (OTCQB: SPYR). Spectacle agrees at all times to comply with all applicable U.S. Securities Laws.

- This term sheet is intended to be binding on the parties. However, the parties intend to enter into a more formal publishing agreement reflecting the above terms and containing other standard terms and provisions generally included in similar agreements, including but not limited to additional representations and warranties, indemnity provisions, and provisions related to disputes, assignment, insider trading, rights of first refusal, default, termination and other provisions. In the event the parties do not enter into such agreement, the terms of this term sheet shall be control the relationship and obligations of the parties.

- This term sheet shall be governed by the laws of the State of Colorado. Any proceedings brought related to the enforcement or breach of this agreement shall be brought exclusively in the federal or state courts located in Denver, Colorado and the parties agree that such courts shall have personal jurisdiction over them in any such proceeding.

[SIGNATURES ON FOLLOWING PAGE]

The Parties have executed this Agreement as of the Effective Date by the authorized signatures below.

SPYR APPS, LLC	**SPECTACLE GAMES PUBLISHING, INC.**
By: ______________________	By: ______________________
Name: James R. Thompson, Manager	Name: Lars Koschin, President
Date: April 25, 2016	Date: April 26, 2016

Pocket Starships Currency $		Month 2016 April	Month 2016 May
revenues - 30%		$13,500	$17,550
Installbase			
reg. User total		30,000	39,000
New Installations (Marketing)	Presets	-	-
Organic Growth		16,000	24,000
Marketing Budget		-	-
CCU (% of active Users)	0.7%	210	273
Revenue per paying User / month		$20.00	$20.00
Uninstallrate		14,000	15,000
Paying Users		450	585
% of paying Users		1.5%	1.5%
Cost per Install	$5.00	$5.00	$5.00
Organic Growth (Google Store etc)		80.00%	80.00%
Special Events (Patches etc)		50.00%	50.00%
Uninstallrate %		50.00%	50.00%
Description		Content Patch Sm	
Platform			
New Player form Feature			
Development costs and Operations		30000	120000
Overall Revenue after Marketing Invest and Development		$16,500	$102,450
Upfront	$50,000.00		
Spyr Revshare Split		$8,250.00	$51,225.00
After deduction marketing spend		$8,250.00	$51,225.00

Investment to reach the development goal in 2017

$2,430,000.00

Month 2016 June	Month 2016 July	Month 2016 August	Month 2016 September	Month 2016 October	Month 2016 November
$29,660	$35,591	$109,079	$173,305	$373,353	$491,604
50,700	65,910	95,683	114,016	163,751	204,835
-	-	10,000	18,333	38,333	8,333
27,300	35,490	46,137	57,410	68,410	98,251
-	-	50,000	50,000	50,000	50,000
355	461	670	798	1,146	1,434
$30.00	$30.00	$30.00	$40.00	$40.00	$50.00
15,600	20,280	26,364	57,410	57,008	65,501
761	989	1,914	2,280	4,913	6,145
1.5%	1.5%	2.0%	2.0%	3.0%	3.0%
$5.00	$5.00	$5.00	$6.00	$6.00	$6.00
70.00%	**70.00%**	**70.00%**	**60.00%**	**60.00%**	**60.00%**
30.00%	**20.00%**	**90.00%**	**90.00%**	**90.00%**	**60.00%**
40.00%	**40.00%**	**40.00%**	**60.00%**	**50.00%**	**40.00%**
		Content Patch Lrg			Esports Patch
			Google Feature		Microsoft Featu
			10,000	30,000	
120000	120000	120000	120000	120000	120000
$90,341	$84,409	$10,921	$53,305	$253,353	$371,604
$45,170.25	$42,204.30	$5,460.69	$26,652.41	$126,676.48	$185,801.87
$45,170.25	**$42,204.30**	**$55,460.69**	**$23,347.59**	**$76,676.48**	**$135,801.87**

Month 2016 December	Year 1 2016	Month 2017 January	Month 2017 February	Month 2017 March	Month 2017 April
$681,924	$1,925,566	$1,205,448	$2,249,080	$2,717,007	$2,585,034
284,135	1,048,031	669,693	749,693	754,724	897,581
38,333	113,333	80,000	80,000	80,000	142,857
122,901	1,161,364	419,212	267,877	299,877	301,890
50,000	250,000	300,000	300,000	300,000	1,000,000
1,989		4,688	5,248	5,283	6,283
$50.00		$50.00	$50.00	$60.00	$60.00
81,934		113,654	267,877	374,847	301,890
8,524		20,091	22,491	22,642	26,927
3.0%		3.0%	3.0%	3.0%	3.0%
$6.00		$6.00	$6.00	$6.00	$7.00
60.00%		**40.00%**	**40.00%**	**40.00%**	**40.00%**
60.00%		**20.00%**	**100.00%**	**100.00%**	**60.00%**
40.00%		**40.00%**	**40.00%**	**50.00%**	**40.00%**
			Addon Cardgame		New Unity Client
ire		Microsoft	Microsoft	Google Feature	
30,000		30,000	30,000	30,000	
120000	990000	120000	120000	120000	120000
$561,924		$1,085,448	$2,129,080	$2,597,007	$2,465,034
$280,962.25		$542,724.07	$1,064,540.12	$1,298,503.33	$1,232,516.95
$230,962.25		**$242,724.07**	**$764,540.12**	**$998,503.33**	**$232,516.95**

Month 2017 May	**Month** 2017 June	**Month** 2017 July	**Month** 2017 August	**Month** 2017 September	**Month** 2017 October
$3,495,873	**$3,478,889**	**$6,563,809**	**$12,802,571**	**$15,963,085**	**$14,527,515**
1,040,438	1,183,296	1,562,812	3,048,231	3,800,735	4,323,665
142,857	**142,857**	**142,857**	**1,172,857**	**142,857**	**142,857**
359,032	**416,175**	**473,318**	**625,125**	**1,219,292**	**1,520,294**
1,000,000	**1,000,000**	**1,000,000**	**1,000,000**	**1,000,000**	**1,000,000**
7,283	8,283	10,940	21,338	26,605	30,266
$70.00	$70.00	$70.00	$70.00	$70.00	$70.00
359,032	416,175	236,659	312,562	609,646	1,140,220
31,213	35,499	46,884	91,447	114,022	129,710
3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
$7.00	$7.00	$7.00	$7.00	$7.00	$7.00
40.00%	**40.00%**	**40.00%**	**40.00%**	**40.00%**	**40.00%**
60.00%	**40.00%**	**100.00%**	**100.00%**	**100.00%**	**60.00%**
40.00%	**40.00%**	**20.00%**	**20.00%**	**20.00%**	**30.00%**
		Addon New World	TV Ads ?		
		PS 2 - Alien Invasio	Apple Feature		
			1,030,000		
120000	120000	120000	120000	120000	120000
$3,375,873	$3,358,889	$6,443,809	$12,682,571	$15,843,085	$14,407,515
$1,687,936.44	$1,679,444.39	$3,221,904.67	$6,341,285.60	$7,921,542.72	$7,203,757.59
$687,936.44	**$679,444.39**	**$2,221,904.67**	**$5,341,285.60**	**$6,921,542.72**	**$6,203,757.59**

Month 2017 November	Month 2017 December	2017	Month 2018 January	Month 2018 February
$22,391,273	$27,595,527	109,403,577	$27,023,764	$30,549,149
5,331,255	6,570,364		8,578,973	11,190,165
142,857	172,857	2,345,714	37,500	37,500
1,729,466	2,132,502		2,628,145	3,431,589
1,000,000	1,000,000	9,000,000	300,000	300,000
37,319	45,993		60,053	78,331
$70.00	$70.00		$70.00	$70.00
864,733	1,066,251		657,036	857,897
159,938	197,111		257,369	335,705
3.0%	3.0%		3.0%	3.0%
$7.00	$7.00		$8.00	$8.00
40.00%	**40.00%**		**40.00%**	**40.00%**
100.00%	**100.00%**		**50.00%**	**30.00%**
20.00%	**20.00%**		**10.00%**	**10.00%**
Addon Deep Space				
	Apple Feature			
	30,000			
120000	120000	1440000	500000	500000
$22,271,273	$27,475,527		$26,523,764	$30,049,149
$11,135,636.39	$13,737,763.67		$13,261,882.08	$15,024,574.64
$10,135,636.39	**$12,737,763.67**		**$12,961,882.08**	**$14,724,574.64**

Month 2018 March	Month 2018 April	Month 2018 May	Month 2018 June	Month 2018 July
$33,933,558	**$40,814,769**	**$49,103,723**	**$54,140,095**	**$59,680,105**
13,465,697	16,196,337	19,485,604	21,484,165	23,682,581
37,500	**37,500**	**50,000**	**50,000**	**50,000**
4,476,066	**5,386,279**	**6,478,535**	**7,794,242**	**8,593,666**
300,000	**300,000**	**400,000**	**400,000**	**400,000**
94,260	113,374	136,399	150,389	165,778
$70.00	$70.00	$70.00	$70.00	$70.00
2,238,033	2,693,139	3,239,267	5,845,681	6,445,249
403,971	485,890	584,568	644,525	710,477
3.0%	3.0%	3.0%	3.0%	3.0%
$8.00	$8.00	$8.00	$8.00	$8.00
40.00%	**40.00%**	**40.00%**	**40.00%**	**40.00%**
20.00%	**20.00%**	**20.00%**	**20.00%**	**20.00%**
20.00%	**20.00%**	**20.00%**	**30.00%**	**30.00%**
500000	500000	500000	500000	500000
$33,433,558	$40,314,769	$48,603,723	$53,640,095	$59,180,105
$16,716,778.83	$20,157,384.60	$24,301,861.52	$26,820,047.67	$29,590,052.44
$16,416,778.83	**$19,857,384.60**	**$23,901,861.52**	**$26,420,047.67**	**$29,190,052.44**

Month 2018 August	**Month** 2018 September	**Month** 2018 October	**Month** 2018 November	**Month** 2018 December	**Year 1** **2018**
$65,774,115	**$72,477,527**	**$79,851,280**	**$87,962,408**	**$96,884,648**	**$698,195,141**
26,100,839	28,760,923	31,687,016	34,905,717	38,446,289	273,984,307
50,000	**50,000**	**50,000**	**50,000**	**50,000**	**437,500**
9,473,033	**10,440,336**	**11,504,369**	**12,674,806**	**13,962,287**	**274,421,807**
400,000	**400,000**	**400,000**	**400,000**	**400,000**	**3,500,000**
182,706	201,326	221,809	244,340	269,124	
$70.00	$70.00	$70.00	$70.00	$70.00	
7,104,774	7,830,252	8,628,277	9,506,105	10,471,715	
783,025	862,828	950,610	1,047,172	1,153,389	
3.0%	3.0%	3.0%	3.0%	3.0%	
$8.00	$8.00	$8.00	$8.00	$8.00	
40.00%	**40.00%**	**40.00%**	**40.00%**	**40.00%**	
20.00%	**20.00%**	**20.00%**	**20.00%**	**20.00%**	
30.00%	**30.00%**	**30.00%**	**30.00%**	**30.00%**	
500000	500000	500000	500000	500000	4500000
$65,274,115	$71,977,527	$79,351,280	$87,462,408	$96,384,648	
$32,637,057.68	$35,988,763.45	$39,675,639.80	$43,731,203.78	$48,192,324.16	
$32,237,057.68	**$35,588,763.45**	**$39,275,639.80**	**$43,331,203.78**	**$47,792,324.16**	

Content and Patches

2016 April - Content Patch Sm

- Added 3 new Assault class ships, these are visual variations of the Assault Fighter, Tank and Engineer ships. They can be acquired by opening the 3 new lockboxes.
- Applied a PvP lock timer to some interface buttons that could be used to escape from PvP combat.
- Fixed energy deflector and missile deflector "generator" items.
- Key-Bots can now deliver keys of various colors instead of just blue keys.
- Fixed outpost damage multiplier for Heavy Capital Blaster and Heavy Capital Launcher.
- Raised the unlock levels for the lockboxes containing Capital ships to more sensible levels.
- Various localization fixes for English and German language versions.
- Various small bugfixes.
- Server improvements.

2016 Aug. Content Patch Lrg

- New Ships, new weapons, with new stats for the "endgame" (PvE - up to LvL 50) and changes for beginner ships (so that the user can take his first ship as a spy-ship).
- PvE bossmobs
- New sectors new maps with new game mechanics to push the PVP and the esport.
- Ad new languages for emerging markets (the Asian continent generating 54% of the global mobile revenue pie.)
- New channels, emerging Markets are full of alternative Android stores, such as 9Game, MoboMarket, Mobogenie or CafeBazaar.
- Bugfixes
- Server improvements

2016 November Microsoft Feature

- The Windows Store reaches 192 countries with a single distribution and monetization channel for PCs, tablets, phones, and consoles (XBOX). Implementing in app purchase and subscriptions is easy, and supports payment via credit cards, MO billing, PayPal, and BitCoin. Over 200 million devices already run Windows 10.

2016 November : Esports Patch

- Tournaments
- Live Streaming
- Spectator Mode
- League Game

2017 February Addon Cardgame

- New companion app for Pocket Starships

- Add a complete new (minigame) mechanic to stick the Player much more on the game.
- Add a crews on every ship
- Training and Trading of Crews

2017 April New Unity Client

- Unity 3D Client , more flexible with graphics and real 3D

2017 July Addon New World

- Add new world with new sectors, bossmobs, parts, endgame PvE and PvP
- New ships and alien-artefacts to prepare for Alien invasion
- New sectors for midgame (only for up to lvl 30)

  PS 2 - Alien Invasion
- New Race for players
- New ships
- New Sectors

2017 November Addon Deep Space

- Explore Sectors with unknown resources
- Prepare groups of players to enter sectors that will take days to reach
- Ghost Spaceships with new loot

Development Costs

To setup 3 teams that will provide us with the speed to develop the content we need , there has to be an increase of development and operational costs. Right now we have one team that does everything.

1.) Development Team
2.) Bugfixing Team
3.) Backend and Integration Team

With this increase we would be able to start splitting up in 2 Teams - one will focus on new content , the other on bugfixing. This will increase the output on patches.
We would also be able to keep the quality and the community happy - that would have great impact on the userbase and will lower the uninstallrate over time. With a higher patch output we will create buyer confidence - players will be more willing to spend money since the know a team is working on the game.

We will start with the development of a new client in 2016 to update the client to the Unity engine. This engine will help us to be more flexible with implementing new content. Further - Unity supports 3D so we would be able to use real 3D models.

By July 2016 : We will have the 3 Teams in place to move fast

To build up the team we need some time. Even after the hire they need some time to get into the code of the game to get up to speed.
Depending on their speed we could be able to even move faster.
The team we are thinking of is very experienced with this kind of titles and would be able to get their head around the project pretty fast.
They are based in Hanover, Germany - but we are also looking into options in Serbia, Poland and Russia.
Please remember - this is a very short period of time and we have to have all hands on deck to get this done. I am very confident that we are able to organize everything very efficient so that we will see the results we need.

Why the faster growth:
With shorter times of patches we are able to create more synergy effects between the marketing campaigns, the features by google and apple and the organic growth.
With the stronger team we have ongoing bugfixing and that will create much more buyers confidence. There will be no downtime for the players because of the fast rollout of new features that will result in more revenue and less churn-rate.

FIRST AMENDMENT TO AMENDED AND RESTATED BINDING TERM SHEET FOR THE CONTINUED DEVELOPMENT, PUBLICATION AND MARKETING OF POCKET STARSHIPS

This First Amendment to Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships (this "Amendment") is made and entered into and effective as of the 12th day of May, 2016, by and between SPYR APPS, LLC (the "SPYR APPS") and Spectacle Games Publishing, Inc. ("Spectacle").

RECITALS

A. On April 25, 2016, SPYR APPS and Spectacle entered into an Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships (the "Agreement") whereby the Parties set forth agreed upon terms for the continued development, publication and marketing of Spectacle's game, Pocket Starships.

B. The Agreement provided that starting on May 1, 2016, SPYR APPS would provide Monthly Payments as set forth in the Projections attached to the Agreement as Exhibit A. The specified Monthly Payments only accounted for necessary development costs and advisory time to be spent by Spectacle's President, Lars Koschin ("Koschin"). The parties recently realized that it will be necessary for Koschin to devote his full time and attention to this project, which will require Koschin to resign from other employment and become a full-time employee of Spectacle in order to partially replace his compensation from that other employment to the extent of $10,000 per month.

C. The Parties desire to modify the monthly payments.

D. The Parties also desire to add clarification to the Agreement with respect to the rights and liabilities of the Parties in the event the Agreement is terminated by SPYR APPS.

AGREEMENT

1. Exhibit A – Projections, is hereby modified to add an additional Ten Thousand and 00/100 Dollars ($10,000.00) to each Monthly Payment amount to be paid by SPYR APPS to Spectacle, beginning on the date that is Koschin's last day of employment with his present employer, expected to be on or after June 1, 2016 (the "Additional Monthly Payment"). The Additional Monthly Payment shall be prorated as necessary to account for any partial month.

2. The following is added to the end of the second bullet point of the Term and Termination Section of the Agreement: "In the event of termination pursuant to this provision where SPYR APPS has not fully recouped the Advance Payment or the Monthly Payments, SPYR APPS' election to terminate shall also terminate the right to receive any rolled over unrecouped amounts after the last day of the month in which the termination becomes effective. Notwithstanding the foregoing, termination pursuant to this provision does not terminate SPYR

APPS' right to receive any of its revenue share amounts for revenue accrued prior to the last day of the month in which termination becomes effective, even if such amounts are actually received after the date of termination."

3. The following is added to the end of the third bullet point of the Term and Termination Section of the Agreement: "In the event this Agreement is terminated by SPYR APPS due to material breach by Spectacle, SPYR APPS shall elect one of the following remedies: (i) continue to be owed the unrecouped amount of the Advance Payment and all unrecouped Monthly Payments and such right shall survive termination. However, in such event, Spectacle shall be entitled to retain the first Thirty Thousand Dollars ($30,000.00) of revenue each month with all remaining revenue monthly being paid to SPYR APPS until all unrecouped amounts have been paid. Upon request, Spectacle shall provide to SPYR APPS documentation supporting all revenue amounts it receives after termination; of (ii) recover from Spectacle damages suffered by SPYR APPS as a result of Spectacle's breach."

4. Miscellaneous Provisions

a. **Defined Terms**. Any capitalized terms not defined in this Amendment shall have the same meaning as used in the Agreement.

b. **Interpretation**. The parties acknowledge and agree that this Amendment shall not be construed or interpreted against any single party on the grounds of sole or primary authorship. The parties acknowledge that they have had the opportunity to consult with and receive legal, accounting, and other advice by attorneys, accountants, and other professionals of their choosing prior to entering into this Amendment.

c. **Counterparts**. This Amendment may be executed in counterparts and/or by facsimile or email, each of which shall be an original, but all of which shall together constitute one document.

d. **Conflict**. In the event of a conflict between the Agreement and the provisions of this Amendment, this Amendment shall control.

e. **Affirmation of Agreement.** Except as set forth in this Amendment, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the date first above written.

SPYR APPS, LLC SPECTACLE GAMES PUBLISHING, INC.

By: ______________________
James R. Thompson, Manager
5/31/16

By: ______________________
Lars Koschin, President
5/31/16

SECOND AMENDMENT TO AMENDED AND RESTATED BINDING TERM SHEET FOR THE CONTINUED DEVELOPMENT, PUBLICATION AND MARKETING OF POCKET STARSHIPS

This Second Amendment to Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships (this "Amendment") is made and entered into and effective as of the 11th day of August, 2016, by and between SPYR APPS, LLC (the "SPYR APPS") and Spectacle Games Publishing, Inc. ("Spectacle").

RECITALS

A. On April 25, 2016, SPYR APPS and Spectacle entered into an Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships, which was amended on or about May 12, 2016 by a First Amendment to Amended and Restated Binding Term Sheet Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships (collectively the "Agreement") whereby the Parties set forth agreed upon terms for the continued development, publication and marketing of Spectacle's game, Pocket Starships.

B. The Agreement provided that starting on June 1, 2016, SPYR APPS would provide Monthly Payments as set forth in the Projections attached to the Agreement as Exhibit A plus $10,000 per month.

C. The Parties wish to modify payments made under the Agreement to provide funds to cover the compensation of the marketing team of Johannes Rolf, Joffrey Luchez and Paolo Cavigioli, who will be employed by or independent contractors of MMOCluster GmbH, a company related to Spectacle.

AGREEMENT

1. The following provision is added to the "Payments to Spectacle" section of the Agreement: SPYR APPS shall pay to Spectacle, on a monthly basis, the amount of the salaries or monetary compensation to be paid to Johannes Rolf, Joffrey Luchez and Paolo Cavigioli. The amounts paid to Spectacle under this provision shall not be included in the Advance Payment or the Monthly Payments for purposes of determining amounts recoupable by SPYR APPS under the terms of this agreement.

2. Miscellaneous Provisions

a. **Defined Terms**. Any capitalized terms not defined in this Amendment shall have the same meaning as used in the Agreement.

b. **Interpretation**. The parties acknowledge and agree that this Amendment shall not be construed or interpreted against any single party on the grounds of sole or primary authorship. The parties acknowledge that they have had the opportunity to consult with and

receive legal, accounting, and other advice by attorneys, accountants, and other professionals of their choosing prior to entering into this Amendment.

c. **Counterparts**. This Amendment may be executed in counterparts and/or by facsimile or email, each of which shall be an original, but all of which shall together constitute one document.

d. **Conflict**. In the event of a conflict between the Agreement and the provisions of this Amendment, this Amendment shall control.

e. **Affirmation of Agreement.** Except as set forth in this Amendment, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the date first above written.

SPYR APPS, LLC

By: ______________________
James R. Thompson, Manager

SPECTACLE GAMES PUBLISHING, INC.

11/14/16

By: ______________________
Lars Koschin, President

THIRD AMENDMENT TO AMENDED AND RESTATED BINDING TERM SHEET FOR THE CONTINUED DEVELOPMENT, PUBLICATION AND MARKETING OF POCKET STARSHIPS

This Third Amendment to Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships (this "Amendment") is made and entered into and effective as of the 24th day of October, 2016, by and between SPYR APPS, LLC ("SPYR APPS") and Spectacle Games Publishing, Inc. ("Spectacle").

RECITALS

A. On April 25, 2016, SPYR APPS and Spectacle entered into an Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships, which was amended on or about May 12, 2016 by a First Amendment to Amended and Restated Binding Term Sheet Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships, and which was further amended on or about August 11, 2016 by a Second Amendment to Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships (collectively the "Agreement") whereby the Parties set forth agreed upon terms for the continued development, publication and marketing of Spectacle's game, Pocket Starships.

B. The Agreement provides for a method of determining the revenue share between the parties.

C. The Parties agree that the original revenue share language in the Agreement is ambiguous and desire to clarify how the revenue share and reimbursement are to be calculated.

AGREEMENT

1. The section of the Agreement titled "Revenue Share" is replaced with the following:

- "Net Revenue" means gross revenue collected by either party from the publishing and distribution of Pocket Starships in any channel, portal, or medium less: (i) applicable taxes that are required to be collected, withheld or paid with respect to such gross revenue, including but not limited to VAT (except taxes on net income); and (ii) any returns, discounts, revenue sharing agreements, charge-backs or reversals with respect to Pocket Starships.
- Each month's Net Revenue will be divided equally between the parties, with 50% going to SPYR APPS ("SPYR's Share") and 50% going to Spectacle ("Spectacle's Share"). Notwithstanding the foregoing, SPYR APPS shall be entitled to reimbursement for the Advance Payment and the Monthly Payments out of Spectacle's Share until all amounts advanced by SPYR APPS for the Advance Payment and the Monthly Payments are fully recouped.
- By way of example and for purposes of clarification:

Vo

- Assume that in month 1 SPYR APPS makes Advance Payments and Monthly Payments to Spectacle under the Agreement totaling $50,000.00 and month 1 Net Revenue totals $30,000.00. Thus, SPYR APPS receives $15,000.00 as SPYR's Share. SPYR APPS then retains the $15,000.00 of Spectacle's Share, which is applied toward repayment of the Advance Payment and Monthly Payments, leaving $35,000.00 in unrecouped advances from month 1. The remaining $35,000.00 rolls over into month 2.
- Assume that in month 2, SPYR APPS makes Advance Payments and Monthly Payments to Spectacle under the Agreement totaling $50,000.00, so the unrecouped advances now total $85,000.00, and Net Revenue totals $150,000.00. Thus, SPYR APPS retains $75,000.00 for SPYR's Share. The full $75,000.00 of Spectacles' Share is credited toward the unrecouped advances, leaving $10,000.00 in unrecouped advances, which rolls over to the next month.
- Assume that in month 3, SPYR APPS makes Advance Payments and Monthly Payments to Spectacle under the Agreement totaling $50,000.00. so the unrecouped advances now total $60,000.00, and Net Revenue for month 3 is $200,000.00. Thus, SPYR APPS retains SPYR's Share in the amount of $100,000.00 plus $60,000.00 of Spectacle's Share to cover the remaining unrecouped advances and Spectacle receives $40,000.00.

- Exhibit C attached hereto, details the year to date Net Revenue, Advance Payments and the Monthly Payments to date, as well as projected amounts through the end of the year.
- The intent of the Agreement is for SPYR APPS to collect all revenue from the game to and to distribute Spectacle's Share less the repayment for unrecouped advances to Spectacle. In that regard, the parties agree to fully cooperate and take all reasonable steps in a reasonable time to assign any current revenue sharing agreements to SPYR APPS and to change the payee in any accounts related to Pocket Starships to SPYR APPS; however, if that is not possible because of non-cooperation of the third party involved or for other reasons beyond Spectacle's control, Spectacle will transfer all amounts owed SPYR APPS to a bank account named by SPYR APPS.
- Revenue share will be reported and paid once a month.

2. Miscellaneous Provisions

a. **Defined Terms**. Any capitalized terms not defined in this Amendment shall have the same meaning as used in the Agreement.

b. **Interpretation**. The parties acknowledge and agree that this Amendment shall not be construed or interpreted against any single party on the grounds of sole or primary authorship. The parties acknowledge that they have had the opportunity to consult with and receive legal, accounting, and other advice by attorneys, accountants, and other professionals of their choosing prior to entering into this Amendment.

Vb

c. **Counterparts**. This Amendment may be executed in counterparts and/or by facsimile or email, each of which shall be an original, but all of which shall together constitute one document.

d. **Conflict**. In the event of a conflict between the Agreement and the provisions of this Amendment, this Amendment shall control.

e. **Affirmation of Agreement.** Except as set forth in this Amendment, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on the date first above written.

SPYR APPS, LLC

By: ______________________
James R. Thompson, Manager

SPECTACLE GAMES PUBLISHING, INC.

By: ______________________ 10/24/16
Lars Koschin, President

EXHIBIT B

PURCHASE OPTION AGREEMENT

This Purchase Option Agreement ("Agreement") is entered into and effective as of the 25 day of June, 2016 (the "Effective Date"), by and among SPYR APPS, LLC, a Nevada limited liability company ("SPYR APPS"), SPYR, INC., a Nevada corporation ("SPYR") (SPYR APPS and SPYR may be collectively referred to herein as the "Grantee") and Lars Koschin ("LKoschin"), Bjoern Koschin ("BKoschin"), Spectacle Games Publishing, Inc., a California Corporation ("Spectacle"), MMOJoe UG, a German limited liability company ("MMOJoe UG") and MMOJoe USA Inc., a Nevada limited liability company ("MMOJoe USA"). LKoschin, BKoschin, and MMOJoe USA may be collectively referred to herein as "Grantor". In consideration of the following terms, conditions, promises, representations and warranties, the parties hereto hereby agree as follows:

BACKGROUND REPRESENTATIONS AND WARRANTIES

The parties hereto represent and warrant to each other that:

1. MMOJoe UG is the owner and developer of all intellectual property that relates or pertains to the real-time, cross-platform, massively multiplayer on-line electronic game known as Pocket Starships ("Pocket Starships") and others as set forth in Exhibit A hereto.

2. LKoschin and BKoschin are the majority owners of MMOJoe UG and together have the authority to bind MMOJoe UG to this Agreement.

3. LKoschin is the sole member of MMOJoe USA and has the authority to bind MMOJoe USA to this Agreement.

4. As soon as practical after execution of this Agreement, MMOJoe UG will transfer to MMOJoe USA all of the Assets, as defined in this Agreement.

5. LKoschin owns 28% of Spectacle and has the authority to bind Spectacle to this Agreement.

6. MMOJoe UG and Spectacle are parties to an agreement with Spectacle pursuant to which Spectacle holds the exclusive right to publish and market Pocket Starships, including the ability to sublicense the right to publish and market Pocket Starships (the "Spectacle Publishing Agreement").

7. SPYR APPS is a wholly owned subsidiary of SPYR, a publicly traded company in the United States on the Over-the-Counter exchange.

8. SPYR APPS and Spectacle are parties to that certain Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships dated April 25, 2016 and a First Amendment to Amended and Restated Binding Term Sheet for the Continued Development, Publication and Marketing of Pocket Starships dated May 31, 2016 (collectively, the "Publishing Agreement").

9. In furtherance of a long-term business relationship between and among SPYR, SPYR APPS, LKoschin and BKoschin, Grantee desires to acquire from Grantor and Grantor desires to give to

Grantee, an option to purchase either: (i) any and all assets of MMOJoe, including but not limited to those that refer, relate or pertain to Pocket Starships ("Assets," as further defined in Section 8 below); or (ii) 100% of the stock or other ownership interests in MMOJoe ("Stock," as further defined in Section 9 below), as Grantee may elect.

OPTION

10. **Assets**. Any and all assets that refer, relate or pertain to the real-time cross-platform MMO game commonly known and referred to as Pocket Starships and the games commonly known and referred to as Pocket Galaxys and Dogs of the Seas, including but not limited to all intellectual property, know how, urls, websites, game engines, game store accounts, prior versions, company names and trade names, business plans, financial reports, financial data, employee data, customer lists, forecasts, strategies, and all other business information; manufacturing or other technical or scientific know-how, specifications, technical drawings, drawings, artwork, music, diagrams, schematics, technology, processes, and any other trade secrets, discoveries, ideas, concepts, know-how, techniques, materials, formulae, compositions, information, data, results, plans, surveys and/or reports of a technical nature; and software programs (including all forms of code), software documentation, software development kits, game design documents, and formulae related to the current, future and proposed products and services, including any additions, enhancements or modifications to the foregoing or derivatives thereof after the date hereof (collectively the "IP Assets"). Other assets subject to this Agreement shall also include, but not be limited to (i) all of the 's equipment, furniture, materials and supplies, equipment, furniture, materials, supplies and fixed assets ("FF&E"); (ii) all of the Grantor's Inventory; (iii) all of the Grantor's customer lists and customer sales files ("Customer Lists"); and (iv) all of the Grantor's goodwill ("Goodwill") and copies of all of Grantor's employment and personnel records, books and records relating or pertaining to Grantor's business (hereinafter collectively referred to as the "Records"), copies of which the Grantor shall deliver to the Grantee upon the written request of the Grantee (all of shall be collectively referred to as the "Other Assets"). The IP Assets and the Other Assets shall be collectively referred to as the "Assets." A current list of the Assets is attached hereto as "Exhibit A." Any assets acquired by Grantor after the date hereof shall be included in the Assets subject to the acquisition contemplated by this Agreement and the Option. Assets shall not include Grantor's cash on hand, bank accounts or accounts receivable as they exist at the close of business the day immediately prior to the Closing Date, as defined herein.

11. **SPYR's Exclusive Option to Purchase the Assets through December 31, 2020**. Grantee shall have the exclusive right and option (the "SPYR Option") to purchase the Assets from MMOJoe USA in exchange for (the "Purchase Price"):

    a. Five Million Dollars (USD 5,000,000); and

    b. Ten Million Dollars (USD $10,000,000) worth of restricted SPYR shares with the actual number of shares being determined based upon the closing price of SPYR stock on the day immediately prior to the Closing Date, as defined below.

12. **Consideration for Option**. As further consideration for the SPYR Option, in addition to the Purchase Price and the time and expense that Grantee will incur in connection with its due diligence prior to exercising the SPYR Option, SPYR grants to Grantor the option to purchase a

KR LW

total of 3,750,000 shares of restricted SPYR common stock, subject to the following schedule and the terms and conditions contained in this Section 12 and Sections 13-15 of this Agreement (the "SPYR Option Consideration"):

a. 500,000 shares at $1.00 per share, expiring on December 31, 2017 (the "2017 Grantor Options");

b. 750,000 shares at $2.50 per share, expiring on December 31, 2018 (the "2018 Grantor Options"); and

c. 2,500,000 shares at $5.00 per share, expiring on December 31, 2019 (the "2019 Grantor Options").

d. In the event of a breach of this Agreement by Grantor, including a determination that any of Grantor's representations made herein are false or misleading, any unexercised Grantor Options shall immediately be deemed null and void and no longer capable of being exercised and as to any exercised Options, all such resulting stock and proceeds from a sale thereof, if any, shall be returned to SPYR.

13. Assignability of Grantor Options. In the event Grantee exercises the SPYR Option, any outstanding/unexercised Grantor Options shall be assignable by Grantor to any Grantor or MMOJoe UG principals and/or employees who sign an agreement for continued employment by Grantee, in such proportions as Grantor deems appropriate. The Grantor Options are not otherwise assignable and will expire upon Closing of the transaction contemplated by this Agreement.

14. Restrictions on Stock. All stock issued or purchased pursuant to this Agreement will bear a Rule 144 restrictive legend and be subject to a gating provision that allows for the sale of no more than 25,000 shares per day for every one million shares traded. If the daily trading volume exceeds one million shares, then an additional 25,000 shares may be sold. For example, and not by way of limitation, if 1.2 million shares are traded on a given day, then fifty thousand shares are eligible for sale; 25,000 for the first one million shares, and 25,000 shares for any trading volume in excess on one million shares per day. If, upon inspection, the gating provision is violated, then SPYR shall receive the proceeds from the period that the violation occurred.

15. Transfer of the Assets from MMOJoe UG to MMOJoe USA. The SPYR Option Consideration shall not vest in Grantor until such time as Grantor has provided satisfactory evidence to Grantee that the Assets have been properly transferred from MMOJoe UG to MMOJoe USA, free and clear of all claims, encumbrances and rights of others.

16. Employment Condition. In the event Grantee exercises the SPYR Option, Grantor's principals, namely Lars Koschin and Bjoern Koschin, agree to sign employment agreements with SPYR or SPYR APPS on such reasonable and customary terms and conditions as the parties may then agree. Such employment agreements will, among other things, provide for minimum initial terms of five (5) years and include an appropriate amount of stock options for the purchase of SPYR restricted common stock, as determined in SPYR's sole discretion, exercisable at different times, prices and in different amounts during the term of the employment agreements, and usual and customary confidentiality and non-compete provisions. The ability of the parties to reach acceptable terms for such employment agreements is material to Grantee and a condition precedent to the closing of the acquisition contemplated by the SPYR Option. As referenced

below, the separate purchase agreement will contain additional usual and customary terms and conditions that might be expected in connection with a transaction of this nature. Notwithstanding the foregoing, BKoschin and LKoschin shall accept an employment agreement with Grantee; provided such employment agreement provides for compensation in an amount that is at least equal to that they are currently earning through their respective employment at Spectacle (US $120,000 per year for LKoschin and US $105,600 per year for BKoschin). In the event the parties are unable to agree upon the referenced employment agreements, Grantee shall have the ability to waive this condition and proceed with the contemplated acquisition.

17. Representations and Warranties by Grantor and MMOJoe UG. Grantor and MMOJoe UG represent, warrant and agree that:

a. They will maintain and protect the Assets as long as the Option exists.

b. The Assets, and any subsequently acquired Assets, are or will be free and clear of any and all liens, encumbrances, claims, etc. as of the date of the closing of the acquisition pursuant to the SPYR Option.

c. They have all right, title and interest in and to all Assets, including but not limited to all code and soundtracks and that no third parties are entitled to any ownership interests or royalties in such Assets.

d. They shall indemnify, defend and hold harmless Grantee from and against any claims or damages resulting from any breach of their representations made under this provision and from any claims for any revenue or royalties owed to any third parties related to any Assets.

e. As long as this Agreement is in force, they will carry on their business in the usual and ordinary manner and will not enter into any unusual contracts or make any unusual commitments affecting the Assets without the express written prior consent of Grantee.

f. As long as this Agreement is in force, they shall not sell, pledge or transfer any of the Assets.

18. Grantee's Due Diligence. Immediately upon the execution of this Agreement and until the Closing Date (as defined in Section 17.b.), unless extended by mutual agreement of the parties, and subject to Grantee's agreement to maintain the confidentiality of all data and information provided or made available by the Grantor and MMOJoe UG pursuant to the provisions set forth below, Grantor and MMOJoe UG shall allow Grantee or its representatives to inspect the Assets and the Records at reasonable times and upon reasonable notice during regular business hours; and Grantor and MMOJoe UG shall provide the same to Grantee promptly upon request. Grantee covenants and agrees to maintain the confidentiality of Confidential Information and covenants and agrees not to use any such Confidential Information other than in connection with this Agreement and not to use any such Confidential Information in any manner detrimental to Grantor or MMO Joe UG. For purposes of this Agreement, "Confidential Information" shall mean all data and information provided by or on behalf of Grantor or MMOJoe UG hereunder that is not otherwise publicly available and all information related to this Agreement, including the existence of this Agreement and the terms and provisions hereof. If the Closing does not occur, the confidentiality and use obligations of Grantee contained in this

Section 16 shall survive the termination of this Agreement without limit. In addition, in the event that the Closing does not occur, Grantee shall return to Grantor and MMOJoe UG any Confidential Information and any information derived therefrom in the Grantee's possession or in the possession of any agents, affiliates or representatives of Grantee. Grantee acknowledges and agrees that money damages alone may not adequately compensate Grantor and MMOJoe UG in the event of breach of this confidentiality provision. Accordingly, Grantee acknowledges and agrees that Grantor and MMOJoe UG may be entitled to injunctive or other equitable relief in the event of breach or threatened breach by Grantee or any agents, affiliates or representatives of Grantee. Such remedy shall not be the exclusive remedy for any breach of this confidentiality provision, but shall be in addition to all other rights and remedies available to Grantor and MMOJoe UG at law or in equity. The provisions of this Section 16 shall be in addition to any separate Confidentiality Agreement that may be entered into by the Parties with respect to the transaction contemplated by this Agreement.

19. **Exercising the SPYR Option, Asset Purchase Agreement, Timing**. Grantee shall exercise the SPYR Option, if at all, by giving notice thereof to Grantor on or before December 31, 2020. In the event such notice is given:

    a. The Grantor and Grantee shall enter into a mutually acceptable Asset Purchase Agreement (the "Acquisition Agreement") containing usual and customary provisions for agreements of that nature, including comprehensive confidentiality and non-compete provisions for Grantor's principals lasting 3 years from the Closing Date. Grantee shall provide Grantor with a proposed draft of an Asset Purchase Agreement within thirty (30) days following the effective date of the notice exercising the SPYR Option. In the event the parties are unable to agree upon the terms and conditions of an Acquisition Agreement, the parties shall submit all disputes to a jointly selected mediator located in Denver, Colorado. In the event mediation does not result in the resolution of any disputed issues, the purchase terms set forth in this Agreement shall nonetheless be specifically enforceable by any court of competent jurisdiction and Grantee shall have the option of waiving any terms or requirements that are not specifically set forth herein and are subject to dispute while still specifically enforcing the provisions of this Agreement.

    b. Closing shall take place on or before the date that is sixty (60) days following the effective date of the notice exercising the SPYR Option unless otherwise mutually agreed by the Parties (the "Closing Date").

    c. Under the Acquisition Agreement, the Grantee shall not assume, discharge or be liable for any debts, liabilities or obligations of Grantor including, without limitation, any: (i) liabilities or obligations of Grantor to its creditors or equity owners; (ii) liabilities or obligations of Grantor with respect to any transactions; (iii) taxes or other liabilities or obligations of Grantor incurred in connection with the grant of the Option or sale of the Assets pursuant to this Agreement; or (iv) contingent liabilities or obligations of Grantor.

    d. At the Closing Grantor shall deliver to Grantee: (i) such bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer in form satisfactory to Grantee's counsel and containing full warranties of title, as shall be effective to vest in Grantee good, absolute and marketable title to the Assets, free and

clear of all liens, charges, encumbrances and restrictions whatsoever; and (ii) all other data relating to the Assets and their operation.

e. Simultaneously with the delivery of the documents required by subsection 17.d above, Grantor shall take all such steps as may be requisite to put Grantee in actual possession, operation and control of the Assets.

f. Pursuant to the Acquisition Agreement each party shall be responsible for any and all fees, costs, taxes, transfer fees, etc., of whatsoever nature or kind, associated with performance of its obligations thereunder.

g. After the Closing, at the request of Grantee, Grantor shall execute and deliver to Grantee such other instruments of conveyance and transfer and take such other action as Grantee may reasonably require more effectively to convey, transfer to and vest in Grantee, and to put Grantee in possession of, the Assets.

h. Grantee shall pay the Purchase Price in such reasonable and appropriate manner as Grantor may direct at or prior to Closing.

20. Termination of Spectacle Publishing Agreement. Spectacle agrees that the Spectacle Publishing Agreement shall terminate as 11:59 p.m. (24:59) on the date that is the day immediately prior to the Closing Date, with all obligations of MMOJoe UG to Spectacle thereunder being deemed fully satisfied as of termination thereof. In consideration for such termination, Grantee shall pay to Spectacle a sum equal to one-tenth of one percent (0.01%) of the net revenue Grantee receives from Pocket Starships for the period of time that encompasses the period of time that is one (1) year following the Closing Date. For purposes of this Section 18, "net revenue" means gross revenue collected by Grantee from the publishing and distribution of Pocket Starships in any channel, portal, or medium less: (i) fees and costs charged by such channel, portal or medium; (ii) applicable taxes that are required to be collected, withheld or paid with respect to such gross revenue, including but not limited to VAT (except taxes on net income); and (iii) any returns, discounts, revenue sharing agreements charge-backs or reversals with respect to the Pocket Starships. Termination of the Spectacle Publishing Agreement is a condition precedent to Grantee's obligations hereunder, the failure of which shall constitute and be deemed a breach of this Agreement by Grantor.

21. Termination of Option. The SPYR Option shall lapse and be of no further force or effect upon the earlier to occur of:

a. Grantee does not exercise the SPYR Option on or before December 31, 2020~~, the SPYR Option~~; or
b. Grantee ceases funding of the Development costs and Operations under the Publishing Agreement as outlined in the Projections that are a part thereof.

OTHER PROVISIONS

22. Notices. All notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be deemed duly given if made in writing and delivered personally or mailed by postage prepaid certified or registered mail, return receipt request,

accompanied by a second copy sent by ordinary mail, which notices shall be addressed as follows:

If to the Grantee:	James R. Thompson 4643 S. Ulster St., Suite 1510 Denver, CO 80237	
with a copy to:	jthompson@spyr.com	
If to the Grantor, Spectacle or MMOJoe UG:		Lars Koschin Pintschstr. 13 10249 Berlin Germany
with a copy to:		lkoshin@spectaclegames.com

By notifying the other parties in writing, given as aforesaid, any party may from time to time change its address or the name of any person to whose attention notice is to be given, or may add another person, to whose attention notice is to be given, in connection with notice to any party.

23. No Insider Trading. Grantor acknowledges its understanding of the legal prohibitions against insider trading, and agrees that it will not use any confidential information to gain any advantage or benefit in the trading in the stock of SPYR, Inc. (OTCQB: SPYR). Grantor agrees at all times to comply with all applicable U.S. Securities Laws.

24. Governing Law, Jurisdiction and Venue. This Agreement shall be governed by the laws of the State of Colorado. Any proceedings brought related to the enforcement or breach of this agreement shall be brought exclusively in the federal or state courts located in Denver, Colorado and the parties agree that such courts shall have personal jurisdiction over them in any such proceeding.

25. Remedies for Default. In the event Grantor is in breach of the terms of this Agreement by failing to transfer the Assets upon exercise of the Option and upon all other conditions being met, Grantee shall be entitled to seek specific performance and/or monetary damages for such breach.

26. Miscellaneous.

    a. Required Actions of Grantor and Grantee. Grantor and Grantee agree to execute such instruments and documents and to diligently undertake such actions as may be required in order to consummate the purchase and sale herein contemplated and shall use their best efforts to accomplish the Closing of this Agreement in accordance with the provisions hereof.

    b. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

c. Captions. Any captions to, or headings of, the paragraphs or subparagraphs of this Agreement are solely for the convenience of the parties hereto, are not a part of this Agreement, and shall not be used for the interpretation or determination of the validity of this Agreement or any provision hereof.

d. No Obligations to Third Parties. Except as otherwise expressly provided herein, the execution and delivery of this Agreement shall not be deemed to confer any rights upon, nor obligate any of the parties thereto, to any person or entity other than the parties hereto.

e. Amendment to this Agreement. The terms of this Agreement may not be modified or amended except by an instrument in writing executed by each of the parties hereto.

f. Waiver. The waiver or failure to enforce any provision of this Agreement shall not operate as a waiver of any future breach of any such provision or any other provision hereof.

g. Attorneys' Fees. If any party initiates or defends any legal action or proceeding to enforce or interpret any of the terms of this Agreement, the prevailing party in any such action or proceeding shall be entitled to recover from the losing party and the court shall award its reasonable costs and attorneys' fees (including costs and attorneys' fees on any appeal and enforcing any judgment awarded to the prevailing party).

h. Entire Agreement. This Agreement supersedes any prior agreements, negotiations and communications, oral or written, and contains the entire agreement between Grantee and Grantor as to the subject matter hereof; namely, the acquisition of Grantor's stock or assets by Grantee. No subsequent agreement, representation, or promise made by either party hereto, or by or to an employee, officer, agent or representative of either party shall be of any effect unless it is in writing and executed by the party to be bound thereby.

i. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the parties hereto.

j. Further Assurances. The parties hereto agree to take such additional actions, including the execution and delivery of any additional documents, necessary or desirable to effectuate the provisions and intent of this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

The parties have executed this Agreement as of the Effective Date by the authorized signatures below.

SPYR APPS, LLC

By: ______________________

James R. Thompson, Manager

Date: June 25, 2016

SPECTACLE GAMES PUBLISHING, INC.

By: ______________________

Lars Koschin, CEO

Date: June 25, 2016

SPYR, INC.

By: ______________________

James R. Thompson, CEO & President

Date: June 25, 2016

MMOJoe UG

By: ______________________

Lars Koschin, GM

Date: June 25, 2016

MMOJoe USA

By: ______________________

Lars Koschin, Sole Member

Date: June 25, 2016

BJOERN KOSCHIN

By: ______________________

Bjoern Koschin, Individually

Date: June 25, 2016

LARS KOSCHIN

By: ______________________

Lars Koschin, Individually

Date: June 25, 2016

EXHIBIT A

(List of Assets as of June 25, 2016)

1. IP Assets:
    a. Pocket Starships
    b. Pocket Galaxy
    c. Dogs of the Seas
    d. Domains owned by MMOJoe UG
    e. Userbase
    f. Software developed by MMOJoe UG
    g. Graphics